EXHIBIT 99.1

Astris Energi Secures Order from Mobile Attic
for Fuel Cell Generators

MISSISSAUGA, ONTARIO, CANADA, December 12, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), announced today that it has received an order for two Alkaline Fuel Cell (AFC) Generators from Mobile Attic Inc. Each of the generators will be used to evaluate the value of a clean and quiet power solution for Mobile Attic’s portable storage product.

Mobile Attic is looking for a solution that will allow their existing product portfolio to be supplemented with mobile storage units enhanced with onboard power. The Astris fuel cell system was selected because of the clean and quiet operation and the favourable economics of this fuel cell solution.

“Mobile Attic is very happy to announce this initial order from Astris Energi.” said Pete Cash, President of Mobile Attic “We believe that if successful this will allow us to provide units with onboard power that can be used as operation centers in emergency situations.”

"We are excited to have the opportunity to work with Mobile Attic - a leader in portable storage facilities,” said Peter Nor, Vice President Marketing and Corporate Development of Astris Energi. “In this particular application, the quiet and pollution-free operating attributes of a fuel cell system are critical requirements. The product that Mobile-Attic is considering would have been very useful in the recent aftermath of Hurricane Katrina.”

About Astris Energi Inc.
Astris is committed to becoming a leading provider of affordable stationary and motive power fuel cells and components. Additional information is also available at the company’s website at www.astris.ca.

About Mobile Attic
Mobile Attic was established in August 2001, in Elba, Alabama and immediately established itself as the premiere name in portable self-storage in Alabama. At present Mobile Attic has more than 30 franchise locations in 11 states and growing. Mobile Attic is based on the experiences of two parent companies, Cash Brothers Leasing and National Security Group Inc. The parent companies were brought together through a commitment to excellence in their respective fields and a sense of great loyalty to their community and state. www.mobileattic.com

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Peter Nor
VP of Marketing and Corporate Development
905-608-2000
Astris Energi Inc.